June 22, 2012

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Patrick Gilmore
Jaime John
Maryse Mills-Apenteng
Edwin Kim

Re:	Letter to LogMeIn, Inc., dated June 12, 2012

Ladies and Gentlemen:

As discussed by our outside counsel, Latham & Watkins LLP, with Edwin Kim on June 20, 2012, LogMeIn, Inc. (“LogMeIn”) hereby respectfully requests an additional ten business days to provide sufficient time to coordinate and prepare its response to the comment letter sent to LogMeIn by the Securities and Exchange Commission on June 12, 2012 in respect of LogMeIn’s Form 10-K for the year ended December 31, 2011.

Sincerely,

/s/ Michael Donahue
Michael Donahue General Counsel

LogMeIn, Inc., 500 Unicorn Park Drive, Woburn, MA 01801

Phone (781) 638-9050 Fax (781) 998-2597 www.LogMeIn.com